UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R 20 4

(CUSIP Number)

Matt Owens, Esq.	Adam H. Golden, Esq.
Novartis Pharma AG	Kaye Scholer LLP
Lichtstrasse 35	425 Park Avenue
CH-4056 Basel, Switzerland	New York, New York 10022
+41 61 324 8323	(212) 259-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)* NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,185,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,185,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,185,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

13	Percent of Class Represented by Amount in Row (11) 36.0%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)* NOVARTIS PHARMA AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,185,191

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,185,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,185,191

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 36.0%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004, as previously amended on September 7, 2005, November 2, 2005, May 20, 2009 and June 18, 2010 (the “Original Schedule 13D”) relating to Common Stock (the “Common Stock”), par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

No change except as described below.

(a) - (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No change except as described below.

Novartis Pharma acquired the following shares of Common Stock pursuant to the exercise of stock subscription rights under the Stockholders Agreement:

On August 13, 2010, Novartis Pharma acquired 36,048 shares of Common Stock for $2.41 per share or an aggregate of $86,875.68.

On August 13, 2010, Novartis Pharma acquired 262 shares of Common Stock for $2.96 per share or an aggregate of $775.52.

On August 13, 2010, Novartis Pharma acquired 91 shares of Common Stock for $3.04 per share or an aggregate of $276.64.

On August 13, 2010, Novartis Pharma acquired 813 shares of Common Stock for $3.79 per share or an aggregate of $3,081.27.

On November 26, 2010, Novartis Pharma acquired 14,234 shares of Common Stock for $2.41 per share or an aggregate of $34,303.94.

On November 26, 2010, Novartis Pharma acquired 822 shares of Common Stock for $2.64 per share or an aggregate of $2,170.08.

On November 26, 2010, Novartis Pharma acquired 44 shares of Common Stock for $2.96 per share or an aggregate of $130.24.

On November 26, 2010, Novartis Pharma acquired 165 shares of Common Stock for $3.79 per share or an aggregate of $625.35.

On November 26, 2010, Novartis Pharma acquired 1,332 shares of Common Stock for $5.11 per share or an aggregate of $6,806.52.

On November 26, 2010, Novartis Pharma acquired 486 shares of Common Stock for $5.46 per share or an aggregate of $2,653.56.

On February 25, 2011, Novartis Pharma acquired 17,270 shares of Common Stock for $2.41 per share or an aggregate of $41,620.70.

On February 25, 2011, Novartis Pharma acquired 897 shares of Common Stock for $2.96 per share or an aggregate of $2,655.12.

On February 25, 2011, Novartis Pharma acquired 860 shares of Common Stock for $3.79 per share or an aggregate of $3,259.40.

On February 25, 2011, Novartis Pharma acquired 1,760 shares of Common Stock for $3.88 per share or an aggregate of $6,828.80.

On February 25, 2011, Novartis Pharma acquired 206 shares of Common Stock for $5.11 per share or an aggregate of $1,052.66.

On April 13, 2011, Novartis Pharma acquired 1,785,714 shares of Common Stock for $2.80 per share or an aggregate of $5,000,000, pursuant to a Concurrent Private Placement Stock Purchase Agreement (the “Stock Purchase Agreement”), by and between Novartis Pharma and the Company, dated as of April 8, 2011.

The source of funds for these acquisitions was Novartis Pharma’s working capital.

Item 4.	Purpose of Transaction

No change except as described below.

On April 8, 2011, the Company commenced a public offering of up to 21,056,500 shares of Common Stock, including shares that may be issued pursuant to an underwriter’s over-allotment option (the “Over-Allotment Option”) at a price per share of $2.80 (the “Public Offering”).

Novartis Pharma has the right under the Stockholders Agreement to approve new issuances of Common Stock by the Company (subject to certain exceptions) and to purchase a pro rata portion of such new Common Stock.

On April 6, 2011, the Company and Novartis Pharma entered into a General Waiver and Consent (the “Waiver and Consent”), pursuant to which Novartis Pharma approved the Public Offering.  The Waiver and Consent is conditioned on Novartis Pharma and its affiliates’ continuing to own thirty percent (30%) or more of the Voting Stock at all times prior to and upon consummation of the Public Offering.  In addition, Novartis Pharma exercised its purchase rights to acquire 1,785,714 shares of Common Stock for $2.80 per share or an aggregate of $5,000,000, pursuant to the Stock Purchase Agreement.  The acquisition of such shares was consummated concurrently with the consummation of the Public Offering on April 13, 2011.

Under Section 3.1(e) of the Stockholders’ Agreement, the Company is obligated to use its reasonable best efforts to nominate for election as a director of the Company at least one Novartis designee so long as Novartis and its affiliates own 19.4% or more of the Voting Stock and at least two Novartis designees, so long as Novartis Pharma and its affiliates own thirty-five percent (35%) or more of the Voting Stock.  On April 6, 2011, pursuant to the Waiver and Consent, the Company, Novartis Pharma and the stockholders listed on Exhibit A thereto entered into an Amendment No. 1 to Stockholders’ Agreement, pursuant to which the percentage of the Voting Stock which Novartis Pharma and its affiliates must own in order to be entitled to nominate two designees to the Board of Directors of the Company was reduced from thirty five percent (35%) to thirty percent (30%).

Novartis Pharma and the Company are parties to a Letter Agreement, dated March 21, 2003, as amended on January 28, 2009 (the “Letter”), pursuant to which, so long as Novartis Pharma and its affiliates own at least forty percent (40%) of the Common Stock, Novartis Pharma’s consent is required for the selection and appointment of the Company’s Chief Financial Officer. On April 6, 2011, pursuant to the Waiver and Consent, the Company and Novartis Pharma entered into an amendment to the Letter (the “Letter of Amendment”), pursuant to which the percentage of the Voting Stock which Novartis Pharma and its affiliates must own in order for Novartis Pharma to maintain its rights with respect to the selection and appointment of the Company’s Chief Financial Officer was reduced from forty percent (40%) to thirty percent (30%).  In addition, pursuant to the Letter and the Letter of Amendment, if Novartis Pharma and its affiliates own at least thirty percent (30%) of the Voting Stock, the Company is required to terminate the Chief Financial Officer, if in Novartis Pharma’s reasonable judgment, the Chief Financial Officer is not satisfactorily performing his or her duties.

The descriptions of each of the Waiver and Consent, the Stock Purchase Agreement, Amendment No. 1 to the Stockholders Agreement and the Letter of Amendment are qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

No change except as described below.

(a) and (b) Novartis is the beneficial owner of 33,185,191 shares of Common Stock representing 36.0% of the outstanding shares of Common Stock (35.0% if the Over-Allotment Option is exercised), all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 33,185,191 shares of Common Stock, representing 36.0% of the outstanding shares of Common Stock (35.0% if the Over-Allotment Option is exercised).  Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c) Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Novartis Pharma has agreed in a lock-up agreement (the “Lock-Up Agreement”) entered into on April 6, 2011 with J.P. Morgan Securities LLC (“J.P. Morgan”), as underwriter of the Public Offering, not to (i) sell or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable or exchangeable for Common Stock, (ii) enter into any hedging agreements with respect to the Common Stock or such other securities or (iii) demand registration of the Common Stock with the Securities and Exchange Commission, during a 60-day period after the date of the prospectus relating to the Public Offering.  Novartis Pharma is permitted to sell, transfer or hedge sooner, subject to certain conditions, in the following circumstances:

•                  with written consent of J.P. Morgan;

•                  as a bona fide gift, provided the donee agrees to be bound by the lock-up restriction;

•                  pursuant to the exercise of any option to purchase shares of Common Stock, provided that the underlying shares of Common Stock continues to be subject to the lock-up restriction;

•                  with respect to shares of Common Stock acquired in open market transactions after the completion of the Public Offering; and

•                  transfers to Affiliates (as defined in Rule 12b-2 of the Exchange Act) or transfers by or on behalf of any employee benefit plan maintained by Novartis Pharma or its Affiliates, provided the transferee agrees to be bound by the lock-up restriction.

The description of the Lock-Up Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

No other changes except as described in Item 4 of this Amendment.

Item 7.	Material to be Filed as Exhibits
No change except for the additional exhibits described below.

Exhibit 1	General Waiver and Consent, dated as of April 6, 2011, by and between the Company and Novartis Pharma.

Exhibit 2

Amendment No. 1 to Stockholders’ Agreement, dated as of April 6, 2011, by and among the Company, Novartis Pharma and the stockholders listed in Exhibit A thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on April 7, 2011.

Exhibit 3

Letter of Amendment, dated as of April 6, 2011, by and between the Company and Novartis Pharma, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 7, 2011.

Exhibit 4

Amendment No. 6 to Development, License and Commercialization Agreement, dated as of April 6, 2011, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 7, 2011.

Exhibit 5

Concurrent Private Placement Stock Purchase Agreement, dated as of April 8, 2011, by and between the Company and Novartis Pharma, incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Company on April 11, 2011.

Exhibit 6	Lock-Up Agreement, dated as of April 6, 2011, by and between J.P. Morgan Securities LLC and Novartis Pharma.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 20, 2011

NOVARTIS AG

		By:	/s/ Jonathan Symonds

		Name:	Jonathan Symonds
		Title:	Chief Financial Officer

		By:	/s/ Thomas Werlen

		Name:	Thomas Werlen
		Title:	Group General Counsel

NOVARTIS PHARMA AG

		By:	/s/ Tony Rosenberg

		Name:	Tony Rosenberg
		Title:	Head Partnering & Emerging Businesses

		By:	/s/ Matt Owens

		Name:	Matt Owens
		Title:	Senior Legal Counsel

SCHEDULE I - to Form 13-D/A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AND NOVARTIS PHARMA

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel L. Vasella, M.D	Chairman of the Board of Directors	Chairman of the Board of Directors	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman of the Board of Directors	Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products; Henkelstrasse 67, 40191 Düsseldorf, Germany	German

William R. Brody, M.D., Ph.D.	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University Harvard Business School, Soldiers Field, Boston, MA 02163, USA	American

Ann Fudge	Director	Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA	American

Pierre Landolt	Director	Chairman of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Enrico Vanni, Ph.D.	Director	Novartis International AG Novartis Campus, 4002 Basel Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH- 1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Novartis International AG Novartis Campus, 4002 Basel Switzerland	German

Marjorie M. Yang	Director	Chairman of the Esquel Group, textile and apparel manufacturer; The Esquel Group, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, People’s Republic of China	Chinese

Rolf M. Zinkernagel, M.D.	Director	Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zurich, Switzerland	Swiss

Jürgen Brokatzky-Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

David Epstein	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Jeff George	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	American

2

George Gunn, MRCVS	Member of the Executive Committee; Head of Novartis Animal Health Division	Member of the Executive Committee; Head of Novartis Animal Health Division	British

Joseph Jimenez	Member of the Executive Committee, Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Andrin Oswald, M.D.	Member of the Executive Committee, Head of Novartis Vaccine and Diagnostics Division	Member of the Executive Committee, Head of Novartis Vaccine and Diagnostics Division	Swiss

Jonathan Symonds	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	British

Thomas Werlen, Ph.D.	Member of the Executive Committee, Group General Counsel	Member of the Executive Committee, Group General Counsel	Swiss

3

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below.  Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma.

Name	Relationship to Novartis Pharma	Principal Occupation	Citizenship
Daniel L. Vasella, M.D. Director	Chairman of the Board of Directors	Chairman of the Board of Directors	Swiss

Joseph Jimenez Director	Member of the Board of Directors	Chief Executive Officer	American

Jonathan Symonds Director	Member of the Board of Directors	Chief Financial Officer	British

Thomas Werlen, Ph.D. Director	Member of the Board of Directors	Group General Counsel	Swiss

4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation.

Date: April 20, 2011

NOVARTIS AG

	By:	/s/ Jonathan Symonds

	Name:	Jonathan Symonds
	Title:	Chief Financial Officer

	By:	/s/ Thomas Werlen

	Name:	Thomas Werlen
	Title:	Group General Counsel

NOVARTIS PHARMA AG

	By:	/s/ Tony Rosenberg

	Name:	Tony Rosenberg
	Title:	Head Partnering & Emerging Businesses

	By:	/s/ Matt Owens

	Name:	Matt Owens
	Title:	Senior Legal Counsel